UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 18, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED

In terms of paragraph 3.63 of the JSE Limited Listings Requirements (JSE Listings Requirements), AngloGold Ashanti gives notice that an executive director has dealt in ordinary shares of the Company, after having received clearance to do so in terms of paragraph 3.66 of the JSE Listings Requirements.

The transactions were pursuant to vested share awards in the Company's Deferred Share Plan (DSP). The only shares sold by the executive director were to settle taxes related to this vesting.

Name of executive director	Kelvin Dushnisky
Name of company	AngloGold Ashanti Limited
Date of transaction	15 May 2020
Nature of transaction	Off market exercise of vested share awards
Class of security	Ordinary shares
Number of shares	13,548
Purchase price per share	R485.8999
Value of transaction (excluding brokerage and other fees)	R6,582,971.85
Extent of interest	Direct Beneficial
Prior clearance to deal	Obtained

Related taxes have been paid by the executive director by selling a portion of the shares allocated to the executive by the Company, as detailed below:

SHARES SOLD TO SETTLE TAX COSTS

Name of executive director	Kelvin Dushnisky
Name of company	AngloGold Ashanti Limited
Date of transaction	15 May 2020
Nature of transaction	On-market sale of shares to fund tax liability in relation to costs incurred in the exercise of the vested share awards
Class of security	Ordinary shares
Number of shares sold	7,311
Selling price per share	R485.8999
Value of transaction (excluding	R3,552,414.17

brokerage and other fees)	
Extent of interest	Direct, beneficial
Prior clearance to deal	Obtained

ENDS

18 May 2020
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite	**+27 11 637 6388/+27 83 301 2481**	cnthite@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Sabrina Brockman	**+1 646 880 4526/ +1 646 379 2555**	sbrockman@anglogoldashanti.com
Yatish Chowthee	**+27 11 637 6273 / +27 78 364 2080**	yrchowthee@anglogoldashanti.com
Fundisa Mgidi	**+27 11 6376763 / +27 82 821 5322**	fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 18, 2020

By: <u>/s/ M E SANZ PEREZ</u>

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance